3/10/03

*AH 3/7/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03014605

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 07 2003 WASH. D.C. SECTION

SEC FILE NUMBER
8- 26089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jones & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32133 W. Lindero Canyon Rd., Suite 208
(No. and Street)

Westlake Village (City) CA (State) 91361-4268 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Tesoro or Carl R. Hammond (818) 991-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Simpson & Associates
(Name – *if individual, state last, first, middle name*)

1155 N. Central Ave., Suite 211 (Address) Glendale (City) CA (State) 91202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Carl R. Hammond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jones & Associates, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. MILLER
Commission # 1326820
Notary Public — California
Los Angeles County
My Comm. Expires Nov 23,2005

Patricia L. Miller
Notary Public

Carl Hammond
Signature

Senior Vice President/CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONES & ASSOCIATES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

SIMPSON & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
1155 NORTH CENTRAL AVENUE, SUITE 211
GLENDALE, CALIFORNIA 91202
(818) 956-1567 • FAX (818) 956-7144
sacpa@pacbell.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Jones & Associates, Inc.
Westlake Village, California

We have audited the accompanying consolidated statement of financial condition of Jones & Associates, Inc. (a California S corporation) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Jones & Associates, Inc. as of December 31, 2002, in conformity with generally accepted accounting principles.

Simpson & Associates

February 6, 2003
740audrp.doc

JONES & ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 1 - Summary of significant accounting policies and general:

Business activities:

Jones & Associates, Inc. is an institutional broker-dealer with their home office in Westlake Village, California and branches in Northern California, Colorado, Florida, Georgia, Massachusetts, New Hampshire, New York, Texas and England.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and interest-bearing cash investments. At times such investments may be in excess of the FDIC insurance limit. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one institution. At December 31, 2002, the Company's uninsured cash and investments total $8,096,734.

Marketable securities:

Marketable securities are classified as trading securities and stated at fair value. The resulting difference between cost and fair value is included in income. Customers' as well as the Company's securities transactions and the related commission income and expense are recorded on a settlement date basis.

Principles of Consolidation:

The consolidated financial statements include the accounts of Jones & Associates and its subsidiary Jones International Trading, LTD a wholly owned subsidiary. All significant intercompany transactions and accounts have been eliminated.

See independent auditor's report.

Note 1 - Summary of significant accounting policies and general-continued:

Property and equipment:

Property and equipment is recorded at cost. Depreciation and amortization is computed by the straight line method based upon the estimated useful lives of the various classes of assets, furniture and equipment 5-7 years, data processing equipment 5 years, and leasehold improvements 39 years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized.

Property and equipment consisted of the following at December 31, 2002:

Furniture and equipment	$1,353,857
Data processing equipment	972,862
Leasehold improvements	915,714
Construction in progress	496,213
	3,738,646
Less accumulated depreciation	1,187,810
Total net property and equipment	$2,550,836

Income taxes:

As of January 1, 1987, Jones & Associates, Inc., with the unanimous consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. Accordingly, the Company does not pay Federal corporate income taxes on its income. Instead, the shareholders are liable for individual Federal income taxes on their respective shares of the Company's income. The corporate income tax liability and expense account balances relate only to State taxes.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

JONES & ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 2 - Net capital requirements:

The Company, as a broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by the Rule. This requires the Company to maintain a net capital equal to the greater of $100,000 or 6 2/3 percent of the aggregate indebtedness. At December 31, 2002, the Company's net capital was $5,520,931 which was $5,232,238 in excess of this requirement.

Note 3 - Fully disclosed clearing agreement:

During 2002, Jones & Associates, Inc. cleared all customer transactions through its Fully Disclosed Agreements with National Financial Services Corporation, Spear, Leeds and Kellogg, and Neuberger Berman, New York Stock Exchange member firms.

Note 4 - Notes receivable:

During the period from 1997 through 2002, a total of 3,865,000 shares of common stock were sold to employees of Jones & Associates, Inc. for an aggregate notes receivable of $15,905,750 at an 8% interest rate. The outstanding notes receivable balance at December 31, 2002, is $9,175,527 and all loans are current. Principal payments of $644,682 were paid in 2002.

Note 5 - Stockholders' equity:

During 2002, the number of issued and outstanding shares of common stock was increased from 23,755,000 to 23,805,000 shares. The issuance of new shares has increased the common stock amount from $15,176,801 to $15,559,301.

Note 6 - Commitments and contingencies:

The Company leases office space and equipment under noncancelable operating lease agreements which expire on various dates through 2013. At December 31, 2002, the future minimum obligations under these agreements were as follows:

2003	$ 769,656
2004	596,720
2005	382,777
2006	216,125
2007	203,386
Thereafter	956,971
Total	$3,125,635

See independent auditor's report.

Note 7 - Retirement benefit plan:

The Company provides a 401-K deferred compensation retirement plan to both hourly and salaried employees resulting in a current year expense of $902,001. Employees are eligible to participate in the plan after one year of employment.

Note 8 - Investments:

In 1997 the Company bought 150,000 preferred shares of Optimark Technologies, Inc. for $1,500,000. During 2001, the cost was written down by $150,000 to represent fair value and was sold for $1 in December, 2002. During 2000, the Company bought 9,000 common stock shares and 1,500 warrants of NASDAQ Stock Market, Inc. for $137,100. As of December 31, 2002 cost fairly represents fair value. The investments in Optimark and NASDAQ each represent a less than one-percent interest and therefore the Company does not have significant control over the operations in either company. It is management's intent to hold the NASDAQ investment on a long-term basis. Therefore, in accordance with the provisions of SFAS No. 115, these securities are classified as available for sale and are carried at fair value.

Note 9 - Advertising:

The Company expenses advertising costs as incurred. In 2002, advertising costs were $142,027 and included mainly trade magazine advertising and promotional items that are not considered direct response and therefore, do not require capitalization.

JONES & ASSOCIATES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current assets:	
Cash	$ 2,199,184
Marketable securities	5,997,550
Cash and cash equivalents	8,196,734
Commissions and other receivables	1,654,797
Total current assets	9,851,531
Other assets:	
Investments available for sale (Note 8)	137,100
Office furniture and equipment (Note 1)	2,550,836
Deposits	30,187
Stock exchange membership	25,000
Total other assets	2,743,123
TOTAL ASSETS	$ 12,594,654

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 477,005
Income taxes payable (Note 1)	-
Commissions and bonuses payable	3,853,394
Total current liabilities	4,330,399
Stockholders' equity:	
Common stock -	
Authorized - 25,000,000 shares at no par value	
Issued and outstanding-23,805,000 shares (Note 5)	15,559,301
Retained earnings	1,880,481
	17,439,782
Notes receivable from common stock issuance (Note 4)	(9,175,527)
Total stockholders' equity	8,264,255
TOTAL LIABILITIES AND EQUITY	$ 12,594,654

The accompanying notes are an integral part of these financial statements.

SIMPSON & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
1155 NORTH CENTRAL AVENUE, SUITE 211
GLENDALE, CALIFORNIA 91202
(818) 956-1567 • FAX (818) 956-7144
sacpa@pacbell.net

The Board of Directors
Jones & Associates, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Jones & Associates, Inc.(The Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of

controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Simpson & Associates

Simpson & Associates, CPA's
Glendale, California
February 26, 2003
74017a13